Thomas W. Kellerman

650-843-7550

tkellerman@morganlewis.com

October 5, 2010

VIA EDGAR & EXPRESS MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Jim B. Rosenberg, Senior Assistant Chief Accountant

Tabatha Atkins, Staff Accountant

Re:                             Nature’s Sunshine Products, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-q for the Quarterly Periods Ended March 31 and June 30, 2010

File No. 001-34483

Dear Mr. Rosenberg:

On behalf of Nature’s Sunshine Products, Inc. (the “Company”), we submit this letter in response to the comments from the Staff of the Securities and Exchange Commission (the “Commission”) to the Company, dated September 22, 2010 (the “Comment Letter”), with respect to the Company’s filings referenced above.  In the Comment Letter, the Staff requested the Company to respond within 10 business days, i.e., by October 6, 2010.  Based on our prior conversation with the Staff, we hereby request an additional 10 business days to respond to the Comment Letter, i.e., by October 20, 2010.  The extension is requested primarily because of the additional time required for the Company’s independent registered public accounting firm, Deloitte & Touche, LLP, to complete its review of the response letter and the proposed amendment to the Form 10-K.

*    *    *

In connection with the Company’s response to the Comment Letter, the Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments as to the foregoing, please contact the undersigned.

Sincerely,

/s/ Thomas Kellerman
Thomas Kellerman

cc: Jamon Jarvis